UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-16707

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Prudential Employee Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prudential Financial, Inc.

751 Broad Street

Newark, New Jersey 07102

Financial Statements and Exhibits

(a)	Financial Statements for the Year Ended December 31, 2006, and Independent Registered Public Accounting Firm’s Report.

(b)	The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(c)	Exhibits

(1) Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm (following financial statements).

(2) Exhibit 23.2 — Consent of Independent Registered Public Accounting Firm (following financial statements).

The Prudential Employee Savings Plan

December 31, 2006 and 2005

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm —Thompson, Cobb, Bazilio & Associates, PC

23.2	Consent of Independent Registered Public Accounting Firm —Mitchell & Titus, LLP

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

THOMPSON, COBB, BAZILIO & ASSOCIATES, PC

Certified Public Accountants and Management, Systems, and Financial Consultants

■ Main Office:	☐ Regional Office:	☐ Regional Office:
1101 15th Street, N.W.	100 Pearl Street	21250 Hawthorne Boulevard
Suite 400	14th Floor	Suite 500
Washington, DC 20005	Hartford, CT 06103	Torrance, CA 90503
(202) 737-3300	(860) 249-7246	(310) 792-7001
(202) 737-2684 Fax	(860) 275-6504 Fax	(310) 792-7004 Fax

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Prudential Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of The Prudential Employee Savings Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2005, were audited by other auditors whose report dated June 22, 2006, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, on the basis of accounting described in Note 2.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes (modified cash basis) of the Plan as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Thompson, Cobb, Bazilio & Associates, PC

Washington, DC

June 11, 2007

A Professional Corporation

www.tcba.com

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of

The Prudential Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of The Prudential Employee Savings Plan (“Plan”) as of December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2 to the financial statements, this financial statement was prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 on the basis of accounting described in Note 2 to the financial statements.

/s/ Mitchell & Titus, LLP

New York, New York

June 22, 2006

2

The Prudential Employee Savings Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2006 and 2005

	2006	2005
Assets
Investments
At Fair Value
PESP Fixed Rate Fund (Note 3)	$2,948,603,667	$2,944,974,429

At Fair Value
Insurance Company Pooled Separate Accounts
Core Equity Account	289,716,027	262,303,982
Small Company Stock Account	388,835,154	355,286,359
Prudential Real Estate Fund	31,714,990	—

Registered Investment Companies
American Century Income & Growth Fund	150,881,690	121,222,747
American High Income Trust Fund	26,520,135	22,422,187
Dryden Active Allocation Fund	68,085,529	64,595,432
Dryden Stock Index Fund	235,567,830	229,221,333
Dryden International Equity Fund	230,536,385	168,673,966
Fidelity Advisor Government Income Institutional Fund	4,834,376	3,676,723
Jennison Equity Opportunity Fund	—	96,389,669
Jennison Growth Fund	370,056,947	387,817,810
Jennison U.S. Emerging Growth Fund	96,520,950	88,971,114
Artisan Mid-Cap Value Fund	118,520,790	—

Master Trust (Note 11)
Prudential Financial, Inc. Common Stock Fund	68,296,863	86,675,430
Prudential Financial, Inc. Common Stock Fund – (ESOP) (Note 8)	438,747,671	361,295,890

Participant Loans	34,162,782	33,906,509

Net assets available for benefits at fair value	5,501,601,786	5,227,433,580

Adjustment from fair value to contract value for fully benefit-responsive investment contract	38,791,854	2,750,770

Net assets available for benefits	$5,540,393,640	$5,230,184,350

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

For the Year Ended December 31, 2006

Additions to net assets
Investment income
Net appreciation in fair value of investments	$308,501,135
Interest and dividend income	172,473,337

Total investment income	480,974,472

Investment expenses (Note 5)	—

Net investment income	480,974,472

Contributions
Employer	43,851,802
Employee	154,351,856

Total contributions	198,203,658

Total additions	679,178,130

Deductions from net assets
Benefits paid to participants	368,968,840

Net increase in net assets	310,209,290

Net assets available for benefits
Beginning of year	5,230,184,350

End of year	$5,540,393,640

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan” or “PESP”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

Each employee shall be an eligible employee and may commence participation on the later of (1) his or her Employment Commencement Date (or Reemployment Commencement Date), or (2) the date he or she becomes a Covered Employee as defined in the Plan Document. An eligible employee who is eligible to enroll as a participant in the Plan may elect to enroll, or not to enroll, pursuant to procedures established by the Administrative Committee. An eligible employee may choose whether or not to contribute to the Plan at any time. When an eligible employee is hired and does not affirmatively elect either to participate or to decline participation in the Plan within 30 days of hire, the employee will be automatically enrolled in the Plan until the employee affirmatively elects otherwise.

Contributions

Through automatic enrollment the participant will contribute 4% of his or her eligible earnings (as defined in the Plan) on a before-tax basis, subject to Internal Revenue Code (“IRC”) limitations. The participant’s before-tax contribution amount, plus one-half the Company matching contributions, and all investment results thereon will be invested in the PESP Fixed Rate Fund as a result of automatic enrollment. The remaining half of the Company matching contributions will be invested in the Prudential Financial, Inc. Common Stock Fund (“PFI Common Stock Fund”) until subsequently transferred by the participant to one or more other investment options. Once enrolled, participants may elect to increase, decrease or stop their before-tax and after-tax contributions, at any time with the change effective as soon as administratively possible, subject to the Company’s Personal Securities Trading Policy. Make-up after-tax contributions are not permitted. Rollover contributions are allowed.

Participants can contribute up to 50% of eligible earnings as defined in the Plan, in any combination of before-tax and/or after-tax contributions. The Company continues to match 100% of a participant’s before-tax contributions only up to 4% of a participant’s eligible earnings, as defined in the Plan. Effective January 1, 2004, employees hired on or after this date will be required to complete one year of service prior to becoming eligible for company matching contributions. Any employee hired before January 1, 2004 will not be subject to this rule, even if later rehired on or after such date.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan (Continued)

If a participant reaches age 50 or older during the year and the participant reaches the regular 401(k) limit for such year (for example, $15,000 in 2006) or certain of the Plan’s other limits for contributions, the participant may be eligible to make before-tax catch-up contributions to the Plan during the calendar year from eligible earnings. Before-tax catch-up contributions are not subject to Company matching contributions. For 2006, catch-up contributions are limited to $5,000.

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the IRC.

If a participant takes a hardship withdrawal from another qualified plan maintained by an affiliate that complies with the safe harbor provisions, such participant will be prohibited from making before-tax and after-tax contributions under the Plan for 6 months following receipt of such withdrawal.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions, and (b) Plan net earnings. Allocations are based on the participant’s eligible earnings and account balances, as defined. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Generally, participants become 100% vested in Company matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated and participants will be 100% vested in the Company’s matching contribution and earnings thereon in the case of reaching age 65, death, or total and permanent disability while an employee.

Forfeitures

If a participant terminates employment with the Company, the nonvested portion of the Company matching contributions and earnings thereon is forfeited. If the participant is reemployed within five years from the date of termination, the forfeited amount may be reinstated, subject to certain Plan provisions. During the five year period, as stated above, the pending forfeiture amounts are invested as part of the PESP Fixed Rate Fund. Any amounts not reinstated to a participant, after the five year period, may be used to reduce future Company matching contributions, or to pay administrative expenses.

At December 31, 2006 and 2005, pending forfeiture amounts invested in the PESP Fixed Rate Fund amounted to $1,337,668 and $10,309,886, respectively. Forfeitures of $7,000,000 were used to reduce the Company’s matching contributions in 2006.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan (Continued)

Investment Options

Currently, 50% of the Company matching contributions under the Plan are automatically invested in the PFI Common Stock Fund. The remainder of the participant’s Company matching contributions are made according to the participant’s current investment allocation selections.

Generally, there are no restrictions on transferring Company matching contributions from the PFI Common Stock Fund to any of the other 13 investment options available under the Plan, except for certain limitations including, but not limited to, the provisions of the Company’s Personal Securities Trading Policy.

Currently participants may direct their current account balance and future contributions in 1% increments in any of the following fourteen investment options:

In July of 2005, the Company replaced the (Strategic Partners International Value Fund, Class Z) with a new investment option (Dryden International Equity Fund, Class Z).

In January of 2006, the Company replaced the (Jennison Equity Opportunity Fund, Class-Z) with a new investment option (Artisan Mid-Cap Value Fund, Class Z).

PESP Fixed Rate Fund – The goal of the PESP Fixed Rate Fund is to provide preservation of principal and stable competitive interest rates based on current market conditions. The guaranteed rate of return is reset annually, in advance of the year to which the rate applies. The PESP Fixed Rate Fund is offered under a group annuity contract issued by the Company.

Core Equity Account, VCA-IF (Prudential Separate Account) – This portfolio seeks to provide long-term growth, taking into account both income and capital appreciation, by investing primarily in the equities of major, well-established companies that appear to be in sound financial condition and have the potential for price appreciation greater than broadly based stock indices. This separate account is offered under a group annuity contract issued by the Company.

Small Company Stock Account, VCA-6 (Prudential Separate Account) – This portfolio seeks long-term growth of capital, taking into account income and capital appreciation. The portfolio invests primarily in common stocks of small, less well-known U.S. companies. This separate account is offered under a group annuity contract issued by the Company.

Dryden Active Allocation Fund, Class-Z – This mutual fund seeks income and long-term growth of capital by investing in a portfolio of equity, fixed-income, and money market instruments. The fund is actively managed to capitalize on undervalued securities as perceived by the fund managers.

Dryden Stock Index Fund, Class-I – This mutual fund seeks to provide investment results that correspond to the price and yield performance of the Standard & Poor’s 500 Composite Stock Price Index (S&P 500 Index).

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan (Continued)

Jennison Growth Fund, Class-Z – This mutual fund seeks long-term growth of capital. It invests primarily in equity securities issued by companies with market capitalization exceeding $1 billion and believed to have above-average growth prospects.

Strategic Partners International Value Fund, Class Z – This mutual fund seeks to achieve long-term growth of capital. It invests primarily in equity securities of foreign (non-U.S. based) companies of all sizes.

American Century Income & Growth Fund, Investor Class – This mutual fund seeks capital growth by investing in common stocks with income as a secondary objective. It invests primarily in common stocks selected from the 1,500 largest publicly traded U.S. companies. The managers employ quantitative models combining measure of a stock’s value and growth potential in selecting stocks.

Jennison Equity Opportunity Fund, Class-Z – This mutual fund seeks to achieve long-term growth of capital and income. Current income is a secondary objective. It invests primarily in common stocks issued by companies with growth prospects that appear to be under appreciated by the market.

Jennison U.S. Emerging Growth Fund, Class-Z – This mutual fund seeks long-term capital appreciation. It invests primarily in stocks of small- and medium-sized U.S. companies with the potential for above-average growth.

American High Income Trust Fund, Class-A – This mutual fund seeks to provide a high level of current income with capital appreciation as a secondary goal. It invests primarily in higher-yielding and generally lower-rated (below investment) grade or equivalent unrated corporate bonds and other debt securities, including those of non-U.S. issuers. The fund may also invest in equity securities that provide an opportunity for capital appreciation. Additionally it may hold cash or money market instruments.

Prudential Financial, Inc. (PFI) Common Stock Fund – This portfolio primarily invests in Prudential Financial, Inc. common stock and a small portion is invested in money market shares or other liquid investments. The goal is to approximate the returns of a direct investment in shares of PFI common stock in a fund that also provides modest liquidity. This option has an ESOP and non-ESOP portion (Note 8).

Fidelity Advisor Government Investment Fund, Class I – This options seeks to provide a high-level of current income by investing at least 80% of its assets in intermediate-term U.S. Government Securities as well as repurchase agreements for these securities. It may also have allocations to agency issues, including mortgage-backed securities.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan (Continued)

Dryden International Equity Fund, Class Z – This mutual fund seeks to achieve long-term growth of capital through investments primarily in medium-sized foreign companies based in at least five different countries (non-U.S. based) and emerging markets securities. Additionally, it may hold cash or money market instruments, investment grade bonds, foreign currency forward contracts, future contracts, swaps and options.

Artisan Mid-Cap Value Fund, Class Z. – This mutual fund seeks to provide long-term growth of capital. The fund normally invests at least 80% of net assets in the common stocks of mid-capitalization companies that management believes to be undervalued relative to their intrinsic value, and are improving, or are likely to improve, their returns on invested capital. It defines a mid-cap company as one that falls within the range of the Russell Mid-Cap index.

Prudential Retirement Real Estate Fund – This fund will invest primarily in existing private real estate funds, publicly traded real estate securities, including REIT (Real Estate Investment Trust) securities, and other real estate related investments. The Fund’s objective is to meet or exceed a customized real estate and real estate securities benchmark return after fees and expenses.

Payment of Benefits

Upon termination of service due to retirement, disability, death or other reasons, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, purchase an annuity from the Company, receive a combination of a single payment for less than the total plus an annuity, receive partial distributions (no more than five withdrawals per plan year and the amount of any such withdrawal must equal at least $300) or delay taking a distribution until it is considered mandatory by law.

Actively employed participants can make in-service withdrawals from the plan. The amount for in-service withdrawals includes after-tax contributions account, rollover contributions account (if any), and pre-2001 Company Matching Contributions account. Participants can make up to five withdrawals each calendar year, and the withdrawals will be subject to a 10% federal early distribution tax, in addition to the regular income tax that applies, except for after-tax distributions.

When funds are not available from an in-service withdrawal or when a loan will create a hardship, participants may apply for a hardship withdrawal without first taking a loan. To qualify for a hardship withdrawal, participants must demonstrate that they need the money to meet an immediate and heavy financial need for which they have no other resources available to them.

Participant Loans

Participants may take loans from their Before-Tax Contributions Account and/or Rollover Contributions Accounts.

Loans may range from a minimum of $500 up to a maximum equal to the lesser of:

a)	$50,000 reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the plan, or

b)	50% of their entire vested Plan account, or

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan (Continued)

c)	100% of the value of the sum of the balance, if any, of the participant’s before-tax contribution account and rollover account.

The $50,000 maximum takes into account all loans to the participant from any plan maintained by the Company or an affiliate of the Company.

Only one loan is permitted to be outstanding at any time. The loan repayment period may range from one to five years. Currently, the interest rate applicable to the loan is the prime rate as of the fifteenth business day of March, June, September or December and is effective for loans initiated during the following quarter.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. The modified cash basis of accounting is a cash receipts and disbursements method of accounting with investments stated at fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except for its investment contract (the PESP Fixed Rate Fund), which is valued at contract value (Note 3). The value of the units owned by the Plan in the registered investment companies is based on quoted net asset value of units held by the Plan. The value of the participation units owned by the Plan in the Company’s pooled separate accounts and in the master trust are determined by the fair value of the total underlying assets as determined by quoted market prices, divided by the total number of units outstanding.

Purchases and sales of units of participation are recorded on a trade-date basis. Interest and dividend income is recorded when received.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

2.	Summary of Accounting Policies (Continued)

Participant Loans

Participant loans are funded directly from the participant’s account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis, based on their selected investment options. The carrying value is cost which approximates fair value.

3.	Investment Contract with Insurance Company

The financial statement presentation and disclosure of the PESP Fixed Rate Fund (the Fund) complies with FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans as of December 31, 2006 and 2005.

The Fund is a fully benefit responsive contract and is valued at fair value. Accordingly, the contract meets all of the following criteria:

a.	The investment contract is effected directly between the Fund and the issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

b.	The contract issuer is obligated to (i) repay principal and interest, or (ii) prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.

c.	The terms of the contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.	An event that limits the ability of the Fund to transact at contract value with the issuer (for example, premature termination of the contracts by the Fund, plant closings, layoffs, plan termination, bankruptcy, mergers, and early retirement incentives) and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e.	The Fund itself must allow participants reasonable access to their funds.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

3.	Investment Contract with Insurance Company (Continued)

The estimated fair value of the Fund as of December 31, 2006 and 2005 was $2,948,603,667 and $2,944,974,429, respectively. The fair value was calculated using the following methodology:

1.	A present value of expected cash flow method was used to develop fair value.

2.	Cash flows were estimated based on the termination provisions of the contract. The contract allows for an installment payout over a 5-year period. The balance of the Fund grows over the 5-year period at the expected crediting rate less 50 basis points.

3.	Market rates of interest used to discount the cash flows were based upon the Heuler Survey. The survey data includes contract rates for major guaranteed investment contract providers over the expected 5-year time period.

The Fund represents fixed dollar accounts of an unallocated group annuity contract. The investment in the contract is presented at fair value. An adjustment is made to the fair value in the statement of net assets available for benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The interest crediting rate is determined annually and during 2006 and 2005 was 5.2 % and 5.3%, respectively. The minimum crediting rate is 3.5%. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer’s general account. Key factors that could influence future interest crediting rates are changes in interest rates, and default or credit failures of the securities underlying the Fund’s cash flows.

There is no relationship between future crediting rates and the adjustment to contract value reported in the statement of net assets available for benefits.

The average market yield of the Fund for the years ended December 31, 2006 and 2005 was 5.1%. The average yield earned by the Fund that reflects the actual interest credited to participants for the years ended December 31, 2006 and 2005 was 5.1%. There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

4.	Investments

The following table presents the Plan’s investments that represent five percent or more of the Plan’s assets.

	December 31
	2006		2005
Investments at fair value as determined by quoted market price
Insurance Company Pooled Separate Accounts
Core Equity Account	$289,716,027	*	$262,303,982	*
Small Company Stock Account	388,835,154	*	355,286,359	*

	678,551,181		617,590,341

Registered Investment Companies
Dryden Stock Index Fund	—		229,221,333
Jennison Growth Fund	370,056,947	*	387,817,810	*

	370,056,947		617,039,143

Master Trust
Prudential Financial, Inc. Common Stock Fund	68,296,863		86,675,430
Prudential Financial, Inc. Common Stock Fund-ESOP	438,747,671		361,295,890

	507,044,534	*	447,971,320	*

Investments at Contract Value
PESP Fixed Rate Fund	2,987,395,521	*	2,947,725,199	*

	$4,543,048,183		$4,630,326,003

*	Represents five percent or more of the Plan’s net assets available for benefits as of the end of the year.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

4.	Investments (Continued)

During 2006, the Plan’s investments (including gains and losses on investments bought and sold during the year) appreciated in value by $308,501,135 as follows:

Year Ended December 31, 2006
Investments - net appreciation in fair value
Insurance Company Pooled Separate Accounts
Core Equity Account	$40,115,866
Small Company Stock Account	64,893,905
Prudential Real Estate Fund	3,436,405
Registered Investment Companies
American Century Income & Growth Fund	18,956,300
American High Income Trust Fund	970,193
Dryden Active Allocation Fund	5,932,712
Dryden Stock Index Fund	28,811,066
Dryden International Equity Fund	41,212,713
Fidelity Advisor Government Investment Fund	(7,093)
Fidelity Advisor Government Income Institutional Fund	(6,704)
Jennison Equity Opportunity Fund	2,789,003
Jennison Growth Fund	6,035,680
Jennison U.S. Emerging Growth Fund	8,353,347
Artisan Mid-Cap Value Fund	12,084,123
Clearing Account	198,634
Master Trust
Prudential Financial, Inc. Common Stock Fund	74,724,985

Net appreciation in fair value	$308,501,135

5.	Related Party Transactions

The Company (or an affiliate of the Company), on behalf of the Plan, acts as the investment manager for each of the investment options currently offered by the Plan, except for the American Century Income & Growth Fund, American High Income Trust Fund, and the Fidelity Advisors Government Income Institutional Fund. The mutual funds bear expenses ranging from .30% to 1.32% of average net assets attributable to each investment option, substantially all of which relates to investment management and other fees received by the Company and its affiliates.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

5.	Related Party Transactions (Continued)

Plan expenses paid by the Company for management fees of the Pooled Separate Accounts and other administrative expenses of the Plan amounted to $2,605,020 (at no cost to the Plan) for the year ended December 31, 2006.

Trustee fees paid by the Company on behalf of the Plan amounted to $2,500 for the year ended December 31, 2006.

Plan expenses paid by the Company for trustee fees of the Master Trust amounted to $2,500 for the year ended December 31, 2006.

The Company is the Plan sponsor, and therefore, these transactions qualify as party-in-interest.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Participant Loans between the financial statements and Form 5500:

	December 31
	2006	2005
Participant loans per the financial statements	$34,162,782	$33,906,509
Certain cumulative deemed distributions of participant loans	(2,455,918)	(2,436,476)

Participant loans per the Form 5500	$31,706,864	$31,470,033

The following is a reconciliation of benefits paid between the financial statements and Form 5500 (including deemed distributions) for the year ended December 31, 2006:

Total benefits paid to participants per financial statements	$368,968,840
2006 active loan defaults (deemed distributions)	605,267
Prior period active loan defaults foreclosed	(585,825)

Total benefits paid & deemed distributions to participants per Form 5500	$368,988,282

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company matching contributions account.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

8.	Employee Stock Ownership Plan (“ESOP”)

The Employee Stock Ownership Plan (“ESOP”) portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. To fund the ESOP, the recordkeeper, at the close of each plan year as determined, transfers (“sweeps”) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option except for certain limitations including, but not limited to, the provisions of the Company’s personal securities trading policy. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Dividends are paid to the ESOP, and thereafter, either distributed to participants or reinvested into participants’ ESOP accounts. All participants have a choice of either reinvesting the dividends into the ESOP account or receiving cash on a yearly basis. Participants cannot contribute directly to the ESOP.

The trustee of the Plan purchases shares of PFI common stock on behalf of the PFI Common Stock Fund at fair value or by private purchase (including from an affiliate). Voting rights in shares of PFI common stock held by the Plan shall be exercised by the trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the PFI Common Stock Fund are allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

9.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 30, 2002, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since the receipt of the letter, the Plan administrator and the Company’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and no provision for income tax is necessary.

10.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

11.	Interest in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other Prudential Company sponsored defined contribution plans. The assets of the Master Trust are held by Prudential Trust Company (the “Trustee”). As of December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was 100%.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

12.	Subsequent Events

Effective on March 15, 2007, the Jennison U.S. Emerging Growth Fund Class-Z, changed its name to the Jennison Mid-Cap Growth Fund CL-Z. The Fund’s investment objective changed slightly to eliminate the small exposure to small-sized companies.

Effective on March 26, 2007, the American Century Income & Growth Fund was replaced with the Large Cap Value/LSV Asset Management Fund.

Effective April 2, 2007, a new Contribution Accelerator feature was introduced to the Plan. This feature automatically increases participants’ contributions to the Plan over a period of time in measured, manageable increments of 1%. Participants have the opportunity to opt out of this increase at any time.

13.	Reclassifications

Certain 2005 amounts were reclassified to conform with the 2006 presentation.

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes	Supplemental Information
December 31, 2006	Schedule I

Identity of issue, borrower lessor or similar party		Description of investment	Cost	Current Value
*	PESP Fixed Rate Fund	Prudential Insurance Co. General Account	$2,987,395,521	$2,987,395,521
*	Core Equity Account	Prudential Insurance Co. Separate Account	198,454,616	289,716,027
*	Small Company Stock Account	Prudential Insurance Co. Separate Account	208,515,153	388,835,154
*	Prudential Real Estate Fund	Prudential Insurance Co. Separate Account	28,430,086	31,714,990
	American Century Income & Growth Fund	Mutual Fund	132,388,385	150,881,690
	American High Income Trust Fund	Mutual Fund	25,294,510	26,520,135
	Dryden Active Allocation Fund	Mutual Fund	62,128,024	68,085,529
	Dryden Stock Index Fund	Mutual Fund	203,104,312	235,567,830
	Dryden International Equity Fund	Mutual Fund	184,048,954	230,536,385
	Fidelity Advisor Government Income Institutional Fund	Mutual Fund	4,842,043	4,834,376
	Jennison Growth Fund	Mutual Fund	345,056,028	370,056,947
	Jennison U.S. Emerging Growth Fund	Mutual Fund	72,816,036	96,520,950
	Artisan Midcap Value Fund	Mutual Fund	113,586,262	118,520,790
***	Prudential Financial, Inc. Common Stock Fund	Master Trust Investment Account	201,617,274	507,044,534
*	Participant Loans	4.00% - 10.50%**	—	34,162,782

			$4,767,677,204	$5,540,393,640

*	Party-in-interest.
**	Represents range of annual interest rates on outstanding loans.
***	No cost was attributed to the PFI common stock that the Plan received as a result of demutualization. The value of the shares was credited to eligible participants’ accounts as units in the Prudential Financial, Inc. common stock fund on April 26, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the Prudential Employee Savings Plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

PRUDENTIAL EMPLOYEE SAVINGS PLAN

By: /s/ Robert B. Weinman

Robert B. Weinman

Vice President, Corporate Employee Benefits

Chairperson of the Administrative Committee

Dated: June 11, 2007

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